UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Dividend Distribution Announcement

Item 1

Dividend Distribution Announcement

The Company hereby reports that on February 17, 2026, the Company's Board of Directors resolved to declare a cash dividend in the amount of $0.04650 per share, or about $60 million.

Some shareholders will receive the dividend payment in New Israeli Shekels (NIS) and need to take into account that the amount of the dividend per share is not final and is subject to changes due to the need to convert the amount from US dollars to NIS according to the Bank of Israel's representative exchange rate on March 9, 2026.

The dividend will be paid only to registered shareholders entitled to receive US $2 or more.

The record date is March 10, 2026, and the payment date is March 25, 2026.

From the current dividend payment, Israeli tax will be withheld at the following rates: (1) with respect to about 62% of the dividend, an Israeli resident company will not be charged for withholding tax; the withholding tax rate for an Israeli-resident individual will be 25%; and the withholding tax rate for foreign residents (individuals and companies) will be 25% or in accordance with the applicable international tax treaties – whichever is lower; (2) with respect to about 38% of the dividend, an Israeli resident company will not be charged for withholding tax; an Israeli resident individual will be charged for withholding tax at a rate of 20%; and foreign residents (individuals and companies) will be charged for withholding tax at a rate of 20% or in accordance with the applicable international tax treaties – whichever is lower.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: February 18, 2026